SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of January 2009
Commission File Number 1-31994
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Translation of Registrant’s Name Into English)
18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):
     Yes ☐                    No ☑
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):
     Yes ☐                    No ☑
     (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):
     Yes ☐                    No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     )

EXHIBIT INDEX
EXHIBIT 99.1

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

*Exhibit 99.1:	Strategic Cooperation Agreement, dated December 24, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd.
*Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation
By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chief Executive Officer

Date: January 5, 2009

EXHIBIT INDEX

Exhibit	Description
*Exhibit 99.1:	Strategic Cooperation Agreement, dated December 24, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd.
*Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.